MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

GENERAL

This management's discussion and analysis ("MD&A") for Metalla Royalty & Streaming Ltd. (the "Company" or "Metalla") is intended to help the reader understand the significant factors that have affected Metalla and its subsidiaries performance and such factors that may affect its future performance. This MD&A, which has been prepared as of November 15, 2021, should be read in conjunction with the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2021, and the related notes contained therewith. The Company reports its financial position, financial performance, and cash flows in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Effective September 1, 2020, The Company elected to change its presentation currency from the Canadian dollar ("C$" or "CAD") to the United States dollar ("$" or "USD"). The Company applied the change to the United States dollar presentation currency retrospectively, with prior period comparative information translated to the United States dollar at the foreign exchange rate of 1.3042 Canadian dollars per United States dollar.  The functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events, and conditions. As a result of this reassessment the functional currency of the Canadian parent company and certain subsidiaries changed from the Canadian dollar to the United States dollar, commencing on September 1, 2020. All dollar amounts included in the following MD&A are in United States dollars except as otherwise indicated.

Additional information relevant to the Company are available for viewing on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

Management’s Discussion and Analysis - Page 2

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

COMPANY OVERVIEW

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") is a precious metals royalty and streaming company that is focused on acquiring gold and silver metal purchase agreements, Net Smelter Return ("NSR") royalties, Gross Value Return ("GVR") royalties, Net Profit Interests ("NPIs"), Gross Proceeds Royalties ("GPRs"), Gross Overriding Return ("GOR") royalties, Price Participation Royalties ("PPRs"), and non-operating interests in mining projects that provide the right to the holder of a percentage of the gross revenue from metals produced from the project or a percentage of the gross revenue from metals produced from the project after deducting specified costs, if any, respectively. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have been adjusted to reflect the one for four share consolidation. In order to better align the Company's reporting cycle with its peers and its royalty and stream partners, the Company changed its year-end to December 31, beginning with December 31, 2020.

Since March 2020, several measures have been implemented in Canada, Australia, Argentina, Mexico, the United States, and in other jurisdictions where we hold royalties and streams in response to the increased impact from the coronavirus ("COVID-19"). These measures, which include the implementation of travel bans, self-imposed quarantine periods, social distancing, vaccine or testing mandates, and in some cases mine closures or suspensions, have caused material disruption to business globally. Global financial markets have experienced significant volatility. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact of COVID-19 on our business operations cannot be reasonably estimated at this time, such as the duration and impact on future production for our partner operators at their respective mining operations. However, the current situation has slowly been improving and is expected to have less of an adverse impact on the Company's business, results of operations, financial position and cash flows going forward.

COMPANY HIGHLIGHTS

During the nine months ended September 30, 2021, and subsequent period the Company:

  Closed seven new royalty acquisitions to bring the total held to 70 precious metal assets through the following notable acquisitions:
    An existing 5.0% NSR royalty on the South Domes portion of the Castle Mountain Gold Mine ("Castle Mountain") owned by Equinox Gold Corp. ("Equinox"), from an arm's length seller for total consideration of $15.0 million, of which $10.0 million was paid in cash at closing, and the remaining $5.0 million to be paid in cash within 20 months from the closing date bearing interest at 4.0% per annum;
    an existing 1.35% NSR royalty on a portion of the Côté Gold Project and all of the Gosselin Zone (located ~1.5km to the northeast of the Côté deposit) (together referred to as "Cote-Gosselin") owned by IAMGOLD Corporation ("IAMGOLD") and Sumitomo Metals Mining Co., Ltd., from arm's length sellers for total consideration of C$7.5 million in cash;
    an existing 2.5% NSR royalty on Minera Alamos Ltd.'s La Fortuna project, from Argonaut Gold Ltd. for aggregate consideration of $2.25 million in cash. The 2.5% NSR, which is capped at $4.5 million, will be in addition to Metalla's uncapped 1.0% NSR royalty to increase the total royalty exposure to 3.5% on the La Fortuna project;
    an existing 0.5% NSR royalty on Barrick Gold Corp.'s ("Barrick") Del Carmen project, which is part of the 9 Moz Au Alturas-Del Carmen project in the El Indio belt in the San Juan province of Argentina, from Coin Hodl Inc. for a total consideration of C$1.6 million in cash;
Management’s Discussion and Analysis - Page 3

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)
  an existing 0.75% GVR royalty on Eldorado Gold Corp.'s ("Eldorado") 2 Moz Au Tocantinzinho project located in the Tapajos district in the State of Para in northern Brazil, from Sailfish Royalty Corp. for a total consideration of $9.0 million in cash. Subsequent to the acquisition, Eldorado sold its interest in Tocantinzinho to G Mining Ventures Corp. ("G Mining") for $115M;
  an existing 1.0%-2.0% NSR royalty on OZ Minerals ("OZ") 1.7 Moz Au CentroGold project ("CentroGold") located in the State of Maranhão in northern Brazil, from Jaguar Mining Inc. for total consideration of $7.0 million in cash and with additional contingent payments of up to $11.0 million comprised of shares and cash subject to the successful completion of certain milestones in respect of the CentroGold project; and
  an existing 0.45% NSR royalty on Agnico Eagle Mines Ltd.'s ("Agnico") Amalgamated Kirkland property in its Kirkland Lake project, and an existing 0.45% NSR royalty on Kirkland Lake Gold Ltd.'s ("Kirkland Lake Gold") North Amalgamated Kirkland property ("North AK Property") at its Macassa mine, from private third parties for total consideration of C$0.7 million in cash.
  on May 14, 2021, announced the termination of the 2020 ATM Program (as defined below).  From January 1, 2021, to May 14, 2021, the Company distributed 1,526,600 common shares under the 2020 ATM Program at an average price of $9.45 per share for gross proceeds of $14.4 million. From inception in September 2020 to termination in May 2021, the Company distributed a total of 1,809,300 common shares under the 2020 ATM Program at an average price of $9.63 per share for gross proceeds of $17.4 million;
  on May 14, 2021, announced the 2021 ATM Program (as defined below).  From inception to September 30, 2021, the Company distributed 1,353,128 common shares under the 2021 ATM Program at an average price of $8.70 per share for gross proceeds of $11.8 million, of which 837,596 common shares were sold during the three months ended September 30, 2021, at an average price of $7.89 per share for gross proceeds of $6.6 million. As at the date of this MD&A, the Company had distributed a total of 1,569,816 common shares under the 2021 ATM program for gross proceeds of $13.3 million;
  for the three months ended September 30, 2021, received or accrued payments on 766 (three months ended August 31, 2020 - 253) attributable Gold Equivalent Ounces ("GEOs") at an average realized price of $1,733 (three months ended August 31, 2020 - $1,811) and an average cash cost of $5 (three months ended August 31, 2020 - $44) per attributable GEO (see non-IFRS Financial Measures).  For the nine months ended September 30, 2021, received or accrued payments on 2,143 (nine months ended August 31, 2020 - 995) attributable GEOs at an average realized price of $1,753 (nine months ended August 31, 2020 - $1,662) and an average cash cost of $8 (nine months ended August 31, 2020 - $429) per attributable GEO (see non-IFRS Financial Measures);
  for the three months ended September 30, 2021, generated operating cash margin of $1,728 (three months ended August 31, 2020 - $1,767) per attributable GEO, and for the nine months ended September 30, 2021, generated operating cash margin of $1,745 (nine months ended August 31, 2020 - $1,233) per attributable GEO, from the Wharf, Joaquin, and COSE royalties, the New Luika Gold Mine ("NLGM") stream held by Silverback Ltd. ("Silverback"), the Higginsville derivative royalty asset, and other royalty interests (see non-IFRS Financial Measures);
  for the three months ended September 30, 2021, recognized revenue from royalty and stream interests, including fixed royalty payments, of $0.8 million (three months ended August 31, 2020 - $0.3 million), net loss of $2.2 million (three months ended August 31, 2020 - $1.5 million), and adjusted EBITDA of $0.2 million (three months ended August 31, 2020 - negative $0.3 million) (see non-IFRS Financial Measures). For the nine months ended September 30, 2021, recognized revenue from royalty and stream interests, including fixed royalty payments, of $2.2 million (nine months ended August 31, 2020 - $1.4 million), net loss of $7.3 million (nine months ended August 31, 2020 - $4.7 million), and adjusted EBITDA of negative $0.8 million (nine months ended August 31, 2020 - negative $1.6 million) (see non-IFRS Financial Measures);
  for the three months ended September 30, 2021, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $0.6 million (three months ended August 31, 2020 - $Nil), and for the nine months ended September 30, 2021, recognized payments due or received (not included in revenue) from the Higginsville derivative royalty asset of $1.6 million (nine months ended August 31, 2020 - $Nil) (see non-IFRS Financial Measures); and
Management’s Discussion and Analysis - Page 4

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)
  converted C$5.0 million outstanding on the Beedie Capital ("Beedie") amended loan facility at C$9.90 per share for a total of 505,050 common shares, drew down an additional C$5.0 million from the amended loan facility with a conversion price of C$14.30 per share, and drew down an additional C$3.0 million from the amended loan facility with a conversion price of C$11.16, in accordance with the terms of the amended loan facility. As at the date of this MD&A, the Company has a total of C$8.0 million outstanding and C$12.0 million available on standby under the amended loan facility.

PORTFOLIO OF ROYALTIES AND STREAMS

As at the date of this MD&A, the Company owned 70 royalties, streams, and other interests. Six of the royalties and streams are in the production stage (five currently producing and one on care and maintenance), twenty-four of the royalties are in the development stage, and the remainder are in the exploration stage.

Notes:

(1) Au: gold; Ag: silver; Cu: copper; Zn: zinc; and Pb: lead.

(2) Kt: kilotonnes; Mt: million tonnes; g/t: grams per tonne; oz: ounces; Koz: kilo ounces; Moz: million ounces; Ktpa: kilotonnes per annum; Mtpa: million tonnes per annum; and tpd: tonnes per day.

(3) P&P: Proven and Probable; M&I: Measured & Indicated.

(4) See the Company's website at https://www.metallaroyalty.com/ for the complete list and further details.

Producing Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the production stage:

Property	Operator	Location	Metal	Terms
Wharf	Coeur Mining	South Dakota, USA	Au	1.0% GVR
Higginsville (2)	Karora Resources	Higginsville, Australia	Au	27.5% PPR
COSE	Pan American	Santa Cruz, Argentina	Au, Ag	1.5% NSR
Joaquin	Pan American	Santa Cruz, Argentina	Au, Ag	2.0% NSR
New Luika	Shanta Gold	Tanzania	Au, Ag	15% Ag Stream
Endeavor (1)	Sandfire Resources (1)	NSW, Australia	Zn, Pb, Ag	100% Ag Stream

(1) The Endeavor mine is currently on care and maintenance, in October 2020 Sandfire Resources Ltd. ("Sandfire") announced a farm-in agreement with CBH Resources Ltd giving Sandfire the right to earn a 51% interest in the mine by spending $10 million on exploration. Sandfire can increase its interest to 75% by spending an additional $10 million on exploration, or can acquire 100% for a payment of $30 million.  The mine is undergoing an exploration program by Sandfire which is evaluating options for a potential restart.

(2) The Higginsville PPR royalty is designated as a derivate royalty asset on the Company's statement of financial position.

Below are updates during the three months ended September 30, 2021, and subsequent period to certain production stage assets and is based on information publicly filed by the applicable project owner:

Wharf Royalty

On October 27, 2021, Coeur Mining Inc. ("Coeur") reported in a Form 8-K news release, that Wharf produced 28,157 ounces of gold at 0.77 g/t during the third quarter of 2021, in line with the production guidance range of 85-95 Koz for 2021. On September 9, 2021, Coeur reported on 2021 exploration programs at Wharf infilling a great deal of the mineral resources. Significant oxide intercepts include 7.5 g/t gold over 36.6 meters, 4.1 g/t gold over 61 meters and 10.6 g/t gold over 12.2 meters at the Portland Ridge-Boston and Flossie area. Drilling in the Juno area returned 0.62 g/t gold over 60.9 meters. Coeur has received half of the outstanding drill assays with roughly 40% of the holes returning results above resource grade thickness cutoff. Coeur plans to incorporate these results into its year-end 2021 resource model.

Management’s Discussion and Analysis - Page 5

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Metalla holds a 1.0% GVR royalty on the Wharf mine.

Higginsville Royalty

On October 14, 2021, Karora Resources Inc. announced third quarter production from its Higginsville Gold Operations ("Higginsville") and Beta Hunt mines of 30,365 ounces of gold, in line with 2021 production guidance of 105-115 Koz for 2021.

Metalla holds a 27.5% PPR royalty interest on the difference between the London PM fix gold price and A$1,340/oz on the first 2.5 Koz per quarter until a cumulative total of 34.0 Koz of gold at the Higginsville operation have been delivered. As at September 30, 2021, 11.6 Koz of gold had been delivered.

New Luika Silver Stream

On October 21, 2021, Shanta Gold Limited ("Shanta") provided a production update on NLGM in Tanzania, where third quarter production totaled 14,194 ounces of gold at a cash cost of US$1,063/oz.  On July 19, 2021, Shanta announced a new mine plan for NLGM, where average annual production is expected to be 73.6 Koz gold with the potential to extend mine life beyond 2026 through conversion of significant known resources and the expanded 2,450 tpd mill throughput. Shanta expects total gold production from NLGM for the 5-year plan to total 368 Koz from both open pit and underground mine sources from the mining license. Shanta outlined that the resources presently sitting outside of the mine plan amounts to 552 Koz at 2.37 g/t at NLGM.

The current Probable Reserves at NLGM stand at 423 Koz at 2.99 g/t gold, the Measured Resources are 2.45 Koz at 2.40 g/t gold, the Indicated Resources are 312 Koz at 2.54 g/t gold, and the Inferred Resources are 237 Koz at 2.17 g/t gold.

Metalla holds a 15% interest in Silverback Ltd., whose sole business is receipt and distribution of a 100% silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Endeavor Silver Stream

On October 28, 2021, Sandfire Resources Limited reported that drilling at Endeavor continued with diamond drilling to the south of the Endeavor orebody to target the southern extension to mineralization.

Metalla has the right to buy 100% of the silver production up to 20 Moz (~12.6 Moz remaining under the contract for delivery) from the Endeavor Mine for an operating cost contribution of $1.00/oz of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price in excess of $7.00/oz.

Management’s Discussion and Analysis - Page 6

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Development Stage Assets

As at the date of this MD&A, the Company owned an interest in the following properties that are in the development stage:

Property	Operator	Location	Metal	Terms
Akasaba West	Agnico Eagle	Val d'Or, Quebec	Au, Cu	2.0% NSR(1)
Amalgamated Kirkland	Agnico Eagle	Kirkland Lake, Ontario	Au	0.45% NSR
Aureus East	Aurelius Minerals	Halifax, Nova Scotia	Au	1.0% NSR
Beaufor	Monarch Mining	Val d'Or, Quebec	Au	1.0% NSR(1)
Big Springs	Anova Metals	Nevada, USA	Au	2.0% NSR(2)
Castle Mountain	Equinox Gold	California, USA	Au	5.0% NSR
CentroGold	Oz Minerals	Maranhao, Brazil	Au	1.0%-2.0% NSR(3)
Cote and Gosselin	IAMGOLD/Sumitomo	Gogama, Ontario	Au	1.35% NSR
Del Carmen	Barrick Gold	San Juan, Argentina	Au, Ag	0.5% NSR
El Realito	Agnico Eagle	Sonora, Mexico	Au, Ag	2.0% NSR(1)
Fifteen Mile Stream ("FMS")	St. Barbara	Halifax, Nova Scotia	Au	1.0% NSR
FMS (Plenty Deposit)	St. Barbara	Halifax, Nova Scotia	Au	3.0% NSR(1)
Fosterville	Kirkland Lake Gold	Victoria, Australia	Au	2.5% GVR
Garrison	Moneta Porcupine	Kirkland Lake, Ontario	Au	2.0% NSR
Hoyle Pond Extension	Newmont	Timmins, Ontario	Au	2.0% NSR(1)
La Fortuna	Minera Alamos	Durango, Mexico	Au, Ag, Cu	3.5% NSR(4)
North AK	Kirkland Lake Gold	Kirkland Lake, Ontario	Au	0.45% NSR
NuevaUnión	Newmont and Teck	Chile	Au	2.0% NSR
San Luis	SSR Mining	Peru	Au, Ag	1.0% NSR
Santa Gertrudis	Agnico Eagle	Sonora, Mexico	Au	2.0% NSR(1)
Tocantinzinho	G Mining	Para, Brazil	Au	0.75% GVR
Wasamac	Yamana Gold	Rouyn-Noranda, Quebec	Au	1.5% NSR(1)
Timmins West Extension	Pan American	Timmins, Ontario	Au	1.5% NSR(1)
Zaruma	Pelorus Minerals	Ecuador	Au	1.5% NSR

(1) Subject to partial buy-back and/or exemption

(2) Subject to fixed royalty payments

(3) 1.0% NSR on the first 500 Koz, 2.0% NSR on next 1Moz, and 1.0% NSR thereafter in perpetuity

(4) 2.5% NSR capped at $4.5 million, 1.0% NSR uncapped

Below are updates during the three months ended September 30, 2021, and subsequent period to certain development stage assets and is based on information publicly filed by the applicable project owner:

Côté-Gosselin

On October 18, 2021, IAMGOLD reported that construction had reached 36% completion at the Côté Gold Project and remains on track for H2 2023 production. At the Gosselin zone, IAMGOLD released an initial Indicated Resource estimate of 3.35 Moz at 0.84 g/t gold and an Inferred Resource estimate of 1.71 Moz at 0.73 g/t gold. The Gosselin deposit has only been drilled to approximately half the depth of the Côté deposit and remains open at depth and along strike. A priority area for exploration will be the saddle area between the Gosselin resource pit shell and the Côté deposit for a potential connection of mineralization between the two orebodies. IAMGOLD announced that it will begin mining and infrastructure studies to review alternatives to optimize inclusion of the Gosselin resource into the future Côté life-of-mine plans. IAMGOLD also stated that it will commence work on defining permitting requirements for development scenarios and initiate discussions on these options with First Nation and Métis stakeholders.

Management’s Discussion and Analysis - Page 7

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Metalla holds a 1.35% NSR royalty on a portion of the Côté deposit and all of the Gosselin zone.

Santa Gertrudis

On November 2, 2021, Agnico announced drilling in the first half of 2021 totaled 27 holes (15,606 meters) focused on advancing Amelia, Espiritu Santo, Santa Teresa, Centauro, Bertha and other zones. At the Centauro zone, drilling led to a significant discovery of high-grade sulphide structures with notable intercepts of 5.8 g/t gold and 9 g/t silver over 15 meters and another interval in the same hole of 15.1 g/t gold and 13 g/t silver over 5.8 meters.

At Amelia, drilling focused on delineating and expanding the deposit with significant intercepts of 4.6 g/t gold and 5 g/t silver over 3.4 meters, 3.6 g/t gold and 18 g/t silver over 4.2 meters and 10.2 g/t gold and 8 g/t silver over 2.8 meters. One hole intersected 4.5 g/t gold and 13 g/t silver over 12.8 meters at 740 meters depth, 300 meters below previously known mineralization. Another hole located 208 meters west of the aforementioned hole intersected 4.1 g/t gold and 8 g/t silver over 3.7 meters, proving the deposit remains open at depth and to the west. Expansion and delineation drilling to infill the mineral resource at Amelia will continue for the remainder of the year.

At the Santa Teresa zone, near surface oxide drilling expanded the strike length of the zone from 600 meters to 1,200 meters with significant oxide intercepts of 3.6 g/t gold and 30 g/t silver over 3 meters and 1.3 g/t gold and 1 g/t silver over 10.2 meters. Agnico expects to complete an initial resource estimate for this zone at year-end.

At the El Toro deposit, deep drilling has intersected high-grade feeder mineralization with significant intercepts of 2.7 g/t gold and 59 g/t silver over 3.9 meters. At the Bertha zone, significant intercepts include 6.3 g/t gold and 2 g/t silver over 4 meters and 17.4 g/t gold and 6 g/t silver over 3 meters.

During the remainder of 2021, Agnico plans additional drilling and metallurgical testing to continue expanding the mineral resources, to generate and test new targets including the new La Leona, Santo Niño, Mirna, Cieneguita and Veronica targets and to advance the oxide heap-leach project concept.

An updated mineral reserve and resource estimate and an updated preliminary economic assessment are expected in 2021.

Metalla holds a 2.0% NSR royalty on Santa Gertrudis subject to Agnico's right to buy back 1.0% for $7.5 million.

Wasamac

On September 13, 2021, Yamana Gold Inc. ("Yamana") announced that initial drill results reinforced the vision for a 200 Koz plus per year operation with a mine life of at least 15 years. The 15-year mine plan incorporates a portion of the 326 Koz of Indicated Resources and 258 Koz of Inferred Resources which Yamana expects to be converted to Reserves through infill drilling. The balance of the 15-year mine plan is based on a conservative estimate of exploration potential including extension of the Wasa shear along strike and at depth and the potential inclusion of satellite deposits such as the Wildcat zone. In addition, early drill results from Wildcat include 3.84 g/t over 13.25 meters, 13.03 g/t gold over 3.16 meters and 5.02 g/t gold over 11.02 meters. Drilling along strike on the Wildcat zone returned 3.68 g/t gold over 2.57 meters. Exploration expenditures for 2021 and 2022 are estimated by Yamana at $15 million with 120,000 metres of drilling planned. Yamana plans for infill drilling that will include at least 68,000 metres and the balance will be exploration drilling, both on the Wasamac and Francoeur projects. Yamana anticipated the program to ramp up to four drill rigs by late 2021.

Metalla holds a 1.5% NSR royalty on the Wasamac project subject to a buy back of 0.5% for C$7.5 million.

Management’s Discussion and Analysis - Page 8

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Akasaba West

On October 27, 2021, Agnico announced they plan to revisit the Akasaba West project with the intention to integrate it into the Goldex production profile. An internal technical evaluation is being updated to reflect current financial parameters and to optimize the production rate.

Metalla holds a 2% NSR royalty on the Akasaba West project subject to an exemption on the first 210 Koz of gold of production. Agnico holds the right to buy back 1% of the royalty for $7.0 million at and time.

Tocantinzinho

On October 27, 2021, G Mining announced that it had completed the previously announced acquisition of the Tocantinzinho gold project from Eldorado Gold Corp. for aggregate consideration of $115 million. Tocantinzinho is a permitted, high-grade gold project with a 10-year reserve life with an estimated 187 Koz per year production profile for the first 8 years. G Mining expects to complete an updated feasibility study by Q1 2022, and a positive construction decision by H2 2022. Project optimization and detailed engineering is expected to occur from Q4 2021 through to Q4 2022.  G Mining also expects to complete two drilling campaigns totaling 10,000 meters beginning in Q4 2021 through to Q1 2022, these include a grade control drilling program to de-risk early years of production and an exploration drilling program to test for potential extensions of the known mineralization at depth and below the current pit.

G Mining is a precious metals development company with a leadership team which has built four mines in South America, including the Merian mine for Newmont Corporation and Fruta Del Norte for Lundin Gold.

Metalla holds a 0.75% GVR royalty on the Tocantinzinho project.

El Realito

On October 28, 2021, Agnico reported that road construction was progressing well at El Realito with 2.5 km of the 3.7 km road fully completed. Pre-stripping activities started in mid-August 2021 and the construction of the haulage road is expected to be completed by year-end.

Metalla holds a 2.0% NSR royalty on the El Realito deposit which is subject to a 1.0% buyback right for $4.0 million.

Del Carmen

On November 4, 2021, Barrick reported that work was focused on defining an upcoming drill program at Del Carmen to target structural controls that could yield high-grade controls within the larger framework of the deposit. Drilling at Del Carmen is expected to resume in the first quarter of 2022. Barrick also released the details of a newly unveiled porphyry target, located immediately to the north of the Rojo Grande orebody. Drilling will begin in Q4 2021.

Metalla holds a 0.5% NSR royalty on the Del Carmen project which is the Argentine portion of the Alturas-Del Carmen project in the prolific El Indio belt.

Beaufor Mine

On October 27, 2021, Monarch Mining Corporation ("Monarch") provided an update on the restart of operations at the Beaufor Mine and Beacon Mill, scheduled to begin in the coming weeks in preparation for the start of mining in 2022. Monarch expects to complete the mine and mill preparation work at the end of the fourth quarter.

Metalla holds a 1.0% NSR royalty on the Beaufor mine once Monarch has produced 100 Koz of gold. To date, approximately 27.3 Koz of gold have been produced from the property.

Management’s Discussion and Analysis - Page 9

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Fosterville

On November 3, 2021, Kirkland Lake Gold reported that drilling in the first three quarters of 2021 continued to target the Harrier zone as well as the Lower Phoenix system in the southern end of the mining license. Surface drilling also began in the previous quarter to target the Harrier South, Daley's Hill & Russell's Reef lines of mineralization. On August 30, 2021, Kirkland Lake Gold reported results from 197 underground and 58 surface holes at Fosterville where drilling continued to target the Lower Phoenix, Harrier, Cygnet and Robbins Hill areas. Significant intercepts in the Lower Phoenix which host the Swan zone include 207 g/t gold over 2.6 meters (November 4, 2021 revision), 9.6 g/t gold over 6.4 meters and 10 g/t gold over 17.6 meters. Exploration in the Lower Phoenix has expanded mineralization 500 meters down-plunge of the current Mineral Reserves.

Metalla holds a 2.5% GVR royalty on the Northern and Southern extensions of the Fosterville mining license.

CentroGold

On October 20, 2021, OZ Minerals announced that the relocation plan required for progressing the court injunction removal has been completed and can be submitted to the National Institute of Colonization and Agrarian Reform (INCRA). An updated pre-feasibility study is expected to now be delivered in H1 2022.

Metalla holds a 1.0-2.0% NSR royalty on the CentroGold project.

Fifteen Mile Stream

On October 25, 2021, St Barbara Limited ("St Barbara") reported that the first round of information requests for the Environmental Impact Statement were received in late June 2021 and are due for resubmission in March 2022. St. Barbara reported that the feasibility study is nearing completion and is on target for completion early in 2022 and is based on processing ore from Fifteen Mile Stream at St Barbara's nearby processing plant at Touquoy.

Metalla holds a 1.0% NSR royalty on the Fifteen Mile Stream deposit and a 3.0% NSR royalty on the Plenty and Seloam Brook deposits.

Aureus East

On August 10, 2021, Aurelius Minerals Inc. ("Aurelius") reported assay results from surface drilling at Aureus East of 149 g/t gold over 0.7 meters and 5.2 g/t gold over 4.8 meters, further expanding the gold system. On October 18, 2021, Aurelius released further drill results of 131.5 g/t gold over 0.6 meters, 26.7 g/t gold over 0.95 meters and 26.4 g/t gold over 0.7 meters. Recent drill results continue to expand the mineralization and refine the geological model, Aurelius is on track to produce a mineral resource in Q1 2022.

Metalla holds a 1.0% NSR royalty on the Aureus East project.

North AK Property

On November 3, 2021, Kirkland Lake Gold reported that near surface zones along the Amalgamated Break will be mined in late 2021. In addition, Kirkland Lake Gold completed 4,160 meters of drilling from a ramp targeting shallow targets near the near surface resource areas and near resource extensions. This drilling was in addition to the 5,576 metres of drilling focused on targeting potential near surface resource from the Near Surface Ramp.

Metalla holds a 0.45% NSR royalty on the North AK property which is adjacent to the Macassa near surface resource.

Management’s Discussion and Analysis - Page 10

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Castle Mountain

On November 3, 2021, Equinox announced they had commenced permitting for phase 2 operations at the Castle Mountain mine. Equinox expects to undertake formal submission of the amendment to the mine plan in Q1 2022.

Metalla holds a 5.0% NSR Royalty on the South Domes area of the Castle Mountain mine.

Management’s Discussion and Analysis - Page 11

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Exploration Stage Assets

As at the date of this MD&A, the Company owned a large portfolio of royalties on exploration stage assets including:

Property	Operator	Location	Metal	Terms
Anglo/Zeke	Nevada Gold Mines	Nevada, USA	Au	0.5% GOR
Beaudoin	Explor Resources	Timmins, Ontario	Au, Ag	0.4% NSR
Big Island	Voyageur Mineral Expl.	Flin Flon, Manitoba	Au	2.0% NSR
Bint Property	Glencore	Timmins, Ontario	Au	2.0% NSR
Biricu	Minaurum Gold	Guerrero, Mexico	Au, Ag	2.0% NSR
Boulevard	Independence Gold	Dawson Range, Yukon	Au	1.0% NSR
Caldera	Discovery Harbour Res.	Nevada, USA	Au	1.0% NSR (4)
Camflo Mine	Yamana Gold/Agnico Eagle	Val d'Or, Quebec	Au	1.0% NSR
Capricho	Solaris Resources	Peru	Au, Ag	1.0% NSR
Colbert/Anglo	Newmont	Timmins, Ontario	Au	2.0% NSR
Carlin East	Ridgeline Minerals	Nevada, USA	Au	0.5% NSR (4)
DeSantis Mine	Canadian Gold Miner	Timmins, Ontario	Au	1.5% NSR
Detour DNA	Kirkland Lake Gold	Cochrane, Ontario	Au	2.0% NSR
Edwards Mine	Alamos Gold	Wawa, Ontario	Au	1.25% NSR
Fortuity 89	Newcrest Mining	Nevada, USA	Au	2.0% NSR
Golden Brew	Highway 50 Gold	Nevada, USA	Au	0.5% NSR
Golden Dome	Anova Metals	Nevada, USA	Au	2.0% NSR (4)
Goodfish Kirana	Warrior Gold	Kirkland Lake, Ontario	Au	1.0% NSR
Green Springs	Contact Gold	Nevada, USA	Au	2.0% NSR
Guadalupe/Pararin	Black Swan Minerals	Peru	Au	1.0% NSR
Hot Pot/Kelly Creek	Nevada Exp./Austin Gold	Nevada, USA	Au	1.5% NSR (2)(4)
Island Mountain	Tuvera Exploration	Nevada, USA	Au	2.0% NSR (4)
Jersey Valley	Abacus Mining	Nevada, USA	Au	2.0% NSR (4)
Kings Canyon	Pine Cliff Energy	Utah, USA	Au	2.0% NSR
Kirkland-Hudson	Kirkland Lake Gold	Kirkland Lake, Ontario	Au	2.0% NSR
Los Patos	Private	Venezuela	Au	1.5% NSR
Los Tambo	IAMGOLD	Peru	Au	1.0% NSR
Lourdes	Pucara Resources	Peru	Au, Ag	1.0% NSR
Mirado Mine	Orefinders/Kirkland Lake JV	Kirkland Lake, Ontario	Au	1.0% NSR(1)
Montclerg	GFG Resources	Timmins, Ontario	Au	1.0% NSR
Orion	Minera Frisco	Nayarit, Mexico	Au, Ag	2.75% NSR(3)
Pelangio Poirier	Pelangio Exploration	Timmins, Ontario	Au	1.0% NSR
Pine Valley	Nevada Gold Mines	Nevada, USA	Au	3.0% NSR (2)(4)
Pucarana	Buenaventura	Peru	Au	1.8% NSR(1)
Puchildiza	Metalla	Chile	Au	1.5% NSR(5)
Red Hill	NuLegacy Gold Corp.	Nevada, USA	Au	1.5% GOR
Sirola Grenfell	Pelangio Exploration	Kirkland Lake, Ontario	Au	0.25% NSR
Solomon's Pillar	Private	Greenstone, Ontario	Au	1.0% NSR
Tower Stock	White Metal Res.	Thunder Bay, Ontario	Au	2.0% NSR
TVZ Zone	Newmont	Timmins, Ontario	Au	2.0% NSR

(1) Option to acquire the underlying and/or additional royalty

(2) Subject to partial buy-back and/or exemption

(3) Subject to closing conditions

(4) Subject to fixed royalty payments

(5) Option available

Management’s Discussion and Analysis - Page 12

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Below are updates during the three months ended September 30, 2021, and subsequent period to certain exploration assets and is based on information publicly filed by the applicable project owner:

Green Springs

On September 15, 2021, Contact Gold Corp. ("Contact") announced that it discovered gold mineralization at the Pilot Shale/Guilmette Limestone contact beneath the historic Mine Trend at the Green Springs project in Nevada. Significant intercepts from the deeper drilling include 0.7 g/t gold over 16.7 meters. In 2021, Contact's exploration program is focused on rapidly expanding the footprint of oxidized gold mineralisation at Green Springs, by stepping out on high grade zones along the mine trend and new targets under Contact's exploration model.

Metalla holds a 2.0% NSR royalty on Green Springs.

Fortuity 89

On October 28, 2021, Newcrest Mining Ltd. ("Newcrest") and Discovery Harbour Resources provided an update on exploration plans at the Fortuity 89 project in Nevada. Newcrest plans to drill a minimum of eight drill holes and 3,400 meters beginning in January 2022 to test a series of low sulphidation epithermal gold target.

Metalla holds a 2.0% NSR royalty on the Fortuity 89 project.

Tower Stock

White Metal Resources Corp. released several drill results on the Tower Stock Gold project in Ontario through several 2021 press releases dated October 21, September 23, and August 24, 2021. Significant drill results from the project include 3.68 g/t gold over 10.5 meters and 1.7 g/t gold over 82.5 meters.

Metalla holds a 2.0% NSR Royalty on the Tower Stock project.

Management’s Discussion and Analysis - Page 13

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Production and Sales from Royalties and Streams

The following table summarizes the attributable GEOs sold by the Company's royalty partners, including any amounts related to derivative royalty assets, for the three and nine months ended September 30, 2021, and August 31, 2020:

	Three months ended		Nine months ended
	September 30,	August 31,	September 30,	August 31,
	2021	2020	2021	2020
Attributable GEOs(1) during the period from:
Wharf	304	188	751	188
NLGM(2)	22	59	97	150
Higginsville(3)	309	-	889	-
COSE	70	-	261	32
Joaquin	61	6	145	19
Endeavor Silver Stream	-	-	-	606
Total attributable GEOs(1)	766	253	2,143	995

(1) For the methodology used to calculate attributable GEOs see Non-IFRS Financial Measures.

(2) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(3) The Higginsville PPR is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2021.

CHANGE IN YEAR-END

In order to better align the Company's reporting cycle with its peers and its royalty and stream partners, the Company changed its year-end to December 31, beginning with December 31, 2020.  The length and ending date of the periods, including the comparative periods, of the interim and annual financial statements to be filed for the transition year and new financial year are:

Transition Year	Comparative Annual Financial Statements to Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods to Interim Periods in New Financial Year
7 months ended December 31, 2020	12 months ended May 31, 2020	December 31, 2021	7 months ended December 31, 2020 and 12 months ended May 31, 2020	3 months ended August 31, 2020	3 months ended August 31, 2019	3 months ended March 31, 2021 6 months ended June 30, 2021 9 months ended September 30, 2021	3 months ended February 29, 2020 6 months ended May 31, 2020 9 months ended August 31, 2020

For additional information please see the Notice filed by the Company on October 9, 2020 which is available on SEDAR at www.sedar.com.

Management’s Discussion and Analysis - Page 14

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

OUTLOOK

Primary sources of cash flows from royalties and streams for 2021 are expected to be Wharf, Higginsville, Joaquin, COSE, and NLGM. In 2021, the Company expects 2,200 to 3,200 attributable GEOs(1). Similar to 2020, the Company expects attributable GEOs to be weighted towards the second half of the year.

(1) For the methodology used to calculated attributable GEOs see Non-IFRS Financial Measures.

SUMMARY OF QUARTERLY RESULTS

The following table provides selected financial information for the eight most recently completed financial quarters up to September 30, 2021:

				Four months
	Three months ended			ended
	September 30,	June 30,	March 31,	December 31,
	2021	2021	2021	2020
Revenue from royalty and stream interests	$785,058	$696,605	$674,585	$962,783
Net loss	2,187,472	2,729,981	2,377,724	3,289,068
Dividends declared and paid	-	-	-	-
Loss per share - basic and diluted	0.05	0.06	0.06	0.08
Weighted average shares outstanding - basic	43,287,763	42,281,245	40,709,081	38,975,824

	Three months ended
	August 31,	May 31,	February 29,	November 30,
	2020	2020	2020	2019
Revenue from royalty and stream interests	$346,869	$37,607	$969,311	$1,638,997
Net loss	1,456,741	1,662,446	1,595,792	808,572
Dividends declared and paid	-	316,730	312,393	309,727
Loss per share - basic and diluted	0.04	0.05	0.05	0.02
Weighted average shares outstanding - basic	36,214,370	34,496,399	34,033,219	33,699,105

Changes in revenues, net income (loss), and cash flows on a quarter-by-quarter basis are affected primarily by changes in production levels and the related commodity prices at producing mines, acquisitions of royalties and streams, as well as the commencement or cessation of mining operations at mines the Company has under royalty and stream agreements.

A summary of material changes impacting the Company's quarterly results are discussed below:

  For the three months ended June 30, 2021, and September 30, 2021, revenue was roughly consistent compared to the previous quarter as the primary sources of revenue remained unchanged being the Wharf, COSE and Joaquin royalties.
  For the three months ended March 31, 2021, revenue decreased compared to the previous quarter primarily due to the period being a three-month period compared to the comparative to four months in the previous quarter.
  For the four months ended December 31, 2020, and the three months ended August 31, 2020, revenue increased compared to the previous quarters primarily as a result of acquiring the producing Wharf royalty.
  For the three months ended May 31, 2020, revenue decreased compared to the previous quarter due to the Endeavor Mine being put on care and maintenance leading to a significant decrease in attributable gold oz. production and significantly lower production from Joaquin and COSE due to mandated government shutdowns related to the COVID-19 pandemic.
  For the three months ended February 29, 2020, revenue decreased compared to the previous quarter, due to a decrease in attributable silver oz. delivered and sold at the Endeavor Mine. The decrease from the Endeavor mine was offset partially in the period as the Company received its first NSR payments from COSE and Joaquin NSR interests.
Management’s Discussion and Analysis - Page 15

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)
  For the three months ended November 30, 2019, revenue increased significantly compared to the three months ended August 31, 2019, and the three months ended May 31, 2019, as delivery delays encountered at the smelter at the Endeavour Mine in the three months ended August 31, 2019, and May 31, 2019, respectively, were resolved and a significant amount of attributable silver oz. was delivered and sold at the Endeavor Mine. The delays at the Endeavour Mine contributed directly to the decrease in revenue in the periods ended August 31, 2019, and May 31, 2019, respectively, compared to prior periods.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2021

The Company's net loss totaled $2.2 million for the three months ended September 30, 2021, compared with a net loss of $1.5 million for the three months ended August 31, 2020.

Significant items impacting the change in net loss included the following:

  an increase in revenue from royalties and streams from $0.3 million for the three months ended August 31, 2020, to $0.8 million for the three months ended September 30, 2021, driven by the increased revenue from the Wharf, COSE and Joaquin royalties in the current period;
  an increase in share-based payments from $0.5 million for the three months ended August 31, 2020, to $1.6 million for the three months ended September 30, 2021, driven primarily by an increase in the calculated values for share-based payments tied to an increase in the Company's share price; and
  an increase in mark-to-market gains on derivative royalty assets from $Nil for the three months ended August 31, 2020, to $0.1 million for the three months ended September 30, 2021, driven primarily by changes in the estimates of future gold price and foreign exchange rates used in the Company's derivative valuation model, the Company did not have any derivative royalty assets in the comparative period.

Nine Months Ended September 30, 2021

The Company's net loss totaled $7.3 million for the nine months ended September 30, 2021, compared with a net loss of $4.7 million for the nine months ended August 31, 2020.

Significant items impacting the change in net loss included the following:

  an increase in revenue from royalties and streams from $1.4 million for the nine months ended August 31, 2020, to $2.2 million for the nine months ended September 30, 2021, driven by the increased revenue from the Wharf, COSE, and Joaquin royalties in the current period offsetting the suspension of operations at the Endeavor mine which was the primary source of revenue in the comparative period;
  an increase in share-based payments from $1.4 million for the nine months ended August 31, 2020, to $4.0 million for the nine months ended September 30, 2021, driven primarily by an increase in the calculated values for share-based payments tied to an increase in the Company's share price; and
  an increase in mark-to-market losses on derivative royalty assets from $Nil for the nine months ended August 31, 2020, to $0.5 million for the nine months ended September 30, 2021, driven primarily by changes in the estimates of future gold price and foreign exchange rates used in the Company's derivative valuation model, the Company did not have any derivative royalty assets in the comparative period.
Management’s Discussion and Analysis - Page 16

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders' equity as capital. The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to add value for shareholders and benefits for other stakeholders.

The Company's cash balance as at September 30, 2021, was $10.0 million (December 31, 2020 - $5.3 million) and its working capital was $11.7 million (December 31, 2020 - $8.5 million). The Company manages its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets.

The Company believes it has access to sufficient resources to undertake its current business plan for the foreseeable future. In order to meet is capital requirements the Company's primary sources of cash flows are expected to be from the Wharf, Higginsville, Joaquin, COSE, and NLGM royalties and streams.  For any capital requirement not covered by the cash flows from royalties and streams, the Company may: issue new shares through the 2021 ATM Program (as defined below) or other public and/or private placements, draw down additional funds under the Amended Loan Facility (as defined below), enter into new debt agreements, or sell assets.

During the nine months ended September 30, 2021, cash increased by $4.7 million. The increase was due to cash provided by operating activities of $0.9 million and by financing activities of $28.7 million, partially offset by cash used in investing activities of $24.9 million. Exchange rate changes had a minimal impact on cash of less than $0.1 million.

Debt

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") of C$12.0 million with Beedie to fund acquisitions of new royalties and streams. The Loan Facility consisted of an initial advance of C$7.0 million, with the remaining C$5.0 million available for subsequent advances in minimum tranches of C$1.25 million. The Loan Facility carried an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due April 21, 2023. At the option of Beedie, principal outstanding can be converted into common shares of the Company at a conversion price of C$5.56 per share.  In August 2019, the Company drew down the initial advance of $5.4 million (C$7.0 million) (the "First Drawdown") of which $3.2 million was allocated to the liability portion and the residual value of $2.1 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.6 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 23.5% per annum, with an expected life of four years.

On August 6, 2020, the Company completed an amendment with Beedie on its Loan Facility (the "Loan Amendment").  As part of the Loan Amendment: (i) Beedie converted C$6.0 million of the First Drawdown; (ii) the Company drew down the remaining undrawn C$5.0 million available from the Loan Facility and the conversion price of C$9.90 per share; (iii) the Loan Facility was increased by an aggregate C$20.0 million.  All future advances will have a minimum amount of C$2.5 million and each advance will have its own conversion price based on a 20% premium to the 30-day Volume Weighted Average Price ("VWAP") of the Company's shares on the date of such advance; (iv) if for a period of 30 consecutive trading days the 30-day VWAP is at a 50% premium above any or all of the conversion prices, the Company may elect to convert the principal amount outstanding under the Loan Facility at the respective conversion prices; and (v) the standby fee on all undrawn funds available under the Loan Facility will bear an interest rate of 1.5%.

In August 2020, the Company drew down $3.8 million (C$5.0 million) (the "Second Drawdown") from the Amended Loan Facility of which $2.9 million was allocated to the liability portion and the residual value of $1.0 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.3 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately three years.

Management’s Discussion and Analysis - Page 17

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

In August 2020, as per the terms of the Loan Amendment, Beedie converted C$6.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 1,079,136 common shares of the Company.  Upon conversion the Company derecognized $3.1 million from the liability, and $1.8 million from equity reserves and transferred $4.9 million to share capital.  The Company also recorded a deferred income tax expense of $0.4 million with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the First Drawdown.

Following this conversion and draw down, under the Loan Facility and the Loan Amendment (together the "Amended Loan Facility") the Company had C$1.0 million outstanding from the First Drawdown with a conversion price of C$5.56 per share, C$5.0 million outstanding from the Second Drawdown with a conversion price of C$9.90 per share, and had C$20.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

In October 2020, Beedie converted the remaining C$1.0 million of the First Drawdown at a conversion price of C$5.56 per share for a total of 179,856 common shares of the Company.  Upon conversion the Company derecognized $0.5 million from the liability, and $0.3 million from equity reserves and transferred $0.8 million to share capital.  The Company also recorded a deferred income tax expense of $0.2 million with an offset to equity reserves to unwind a portion of the deferred taxes that were recognized in August 2019 upon the First Drawdown.

In March 2021, the Company drew down $4.0 million (C$5.0 million) (the "Third Drawdown"), at a conversion price of C$14.30 per share, from the Amended Loan Facility of which $3.2 million was allocated to the liability portion and the residual value of $0.8 million was allocated to the conversion feature as equity reserves. A deferred tax liability of $0.2 million related to the taxable temporary difference arising from the equity portion of the convertible loan was recognized as an offset in equity reserves. The effective interest rate on the liability portion was 20.0% per annum, with an expected life of approximately two years.

In March 2021, as per the terms of the Loan Amendment, Beedie converted the entire C$5.0 million from the Second Drawdown at a conversion price of C$9.90 per share for a total of 505,050 common shares of the Company.  Upon conversion the Company derecognized $3.2 million from the liability, and $1.0 million from equity reserves and transferred $4.1 million to share capital.  The Company also recorded a deferred income tax expense of $0.3 million with an offset to equity reserves to unwind the deferred taxes that were recognized in August 2020 upon the Second Drawdown.

As at September 30, 2021, the Company had C$5.0 million outstanding with a conversion price of C$14.30 per share from the Third Drawdown, and had C$15.0 million available under the Amended Loan Facility with the conversion price to be determined on the date of any future advances.

For the three months ended September 30, 2021, the Company recognized finance charges of less than $0.1 million (three months ended August 31, 2020 - $0.1 million), and for the nine months ended September 30, 2021, the Company recognized finance charges of $0.1 million (nine months ended August 31, 2020 - $0.2 million), related to costs associated with the Amended Loan Facility, including standby fees on the undrawn portion of the Amended Loan Facility, as well as set up and other associated costs.

Subsequent to the period end, in October 2021, the Company drew down an additional C$3.0 million (the "Fourth Drawdown"), from the Amended Loan Facility at a conversion price of C$11.16 per share.  As at the date of this MD&A, the Company had C$8.0 million outstanding and C$12.0 million available under the Amended Loan Facility.

Cash Flows from Operating Activities

During the nine months ended September 30, 2021, cash provided by operating activities was $0.9 million and was primarily the result of a net loss of $7.3 million, partially offset by $6.5 million for items not affecting cash, and by a $1.7 million increase in non-cash working capital items.  During the nine months ended August 31, 2020, net cash used in operating activities was $2.0 million and was primarily as a result of a net loss of $4.7 million, offset by $2.9 million for items not affecting cash, and by a $0.2 million decrease in non-cash working capital items.

Management’s Discussion and Analysis - Page 18

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Cash Flows from Investing Activities

During the nine months ended September 30, 2021, cash used in the Company's investing activities was $24.9 million and was primarily related to the acquisition of royalties and streams. During the nine months ended August 31, 2020, cash used in the Company's investing activities was $4.1 million and was primarily related to the acquisition of royalties and streams.

Cash Flows from Financing Activities

During the nine months ended September 30, 2021, cash provided by the Company's financing activities was $28.7 million, which was primarily comprised of the drawdown of $4.0 million from the Amended Loan Facility, $0.2 million from the exercise of stock options, $24.9 million in net proceeds from the 2020 ATM Program and the 2021 ATM program, partially offset by $0.4 million of finance charges and interest payments. During the nine months ended August 31, 2020, cash provided by the Company's financing activities was $7.1 million, which was primarily comprised of the drawdown $3.8 million from the Amended Loan Facility, $4.3 million from the exercise of share purchase warrants and stock options, partially offset by $0.6 million of dividend payments, and $0.5 million of finance charges and interest payments.

At-The-Market Equity Programs

2020 ATM Program

In September 2020, the Company announced that it had entered into an equity distribution agreement (the "2020 Distribution Agreement") with a syndicate of agents (collectively, the "2020 Agents") to establish an At-The-Market equity program (the "2020 ATM Program").  Under the 2020 ATM Program, the Company could have distributed up to $20.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the "2020 Offered Shares").  The 2020 Offered Shares were sold by the Company, through the 2020 Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale.  The net proceeds from the 2020 ATM Program were used to finance the purchase of royalties and streams and for general working capital purposes.

The 2020 ATM Program and 2020 Distribution Agreement were terminated on May 14, 2021.  From inception in September 2020 to termination on May 14, 2021, the Company distributed a total of 1,809,300 common shares under the 2020 ATM Program at an average price of $9.63 per share for gross proceeds of $17.4 million, with aggregate commissions paid to the 2020 Agents and other share issue costs of $0.9 million, resulting in aggregate net proceeds of $16.5 million. The remaining $2.6 million of common shares not sold under the 2020 ATM Program are no longer available for sale and will not be issued.

2021 ATM Program

On May 14, 2021, the Company announced that it had entered into a new equity distribution agreement (the "2021 Distribution Agreement") with a syndicate of agents (collectively, the "Agents") to establish an At-The-Market equity program (the "2021 ATM Program").  Under the 2021 ATM Program, the Company may distribute up to $35.0 million (or the equivalent in Canadian Dollars) in common shares of the Company (the "Offered Shares"). The Offered Shares will be sold by the Company, through the Agents, to the public from time to time, at the Company's discretion, at the prevailing market price at the time of sale.  The net proceeds from the 2021 ATM Program will be used to finance the future purchase of royalties and streams and for general working capital purposes.  The 2021 Distribution Agreement may be terminated at any time by the Company or the Agents and if not so terminated will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the 2021 ATM Program reaches the aggregate amount of $35.0 million (or the equivalent in Canadian Dollars); or (b) June 1, 2022.  For additional details about the 2021 ATM Program please see the press release by the Company dated May 14, 2021, and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

From inception to September 30, 2021, the Company had distributed 1,353,128 common shares under the 2021 ATM Program at an average price of $8.70 per share for gross proceeds of $11.8 million, with aggregate commissions paid or payable to the Agents and other share issue costs of $0.6 million, resulting in aggregate net proceeds of $11.2 million, of which 837,596 common shares were sold during the three months ended September 30, 2021, at an average price of $7.89 per share for gross proceeds of $6.6 million, with aggregate commissions paid or payable to the Agents and other share issuance costs of $0.4 million, resulting in aggregate net proceeds of $6.2 million. As at the date of this MD&A, the Company had distributed a total of 1,569,816 common shares under the ATM program for gross proceeds of $13.3 million.

Management’s Discussion and Analysis - Page 19

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Outstanding Share Data

As at the date of this MD&A the Company had the following:

  43,941,554 common shares issued and outstanding;
  2,875,104 stock options outstanding with a weighted average exercise price of C$6.73; and
  438,000 unvested restricted share units.

Dividends

The Company's long-term goal is to pay out dividends with a target rate of up to 50% of the annualized operating cash flow of the Company. While the Company paid monthly dividends to holders of its common shares for each quarter during the financial year ended May 31, 2020, the Company has not declared or paid dividends subsequent to May 31, 2020. Going forward, the board of directors of the Company will continue to monitor the impact of the COVID-19 pandemic and assess the Company's ability to pay dividends in respect of a particular quarter during its financial year.

Requirement for additional financing

Management believes that the Company's current operational requirements and capital investments can be funded from existing cash, cash generated from operations, funds available under the Amended Loan Facility, and funds raised in the ATM Program. If future circumstances dictate an increased cash requirement and we elect not to delay, limit, or eliminate some of our plans, we may raise additional funds through debt financing, the issuance of hybrid debt-equity securities, or additional equity securities. The Company has relied on equity financings and loans for its acquisitions, capital expansions, and operations. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private placements or public offerings. The Company's growth and success may be dependent on external sources of financing which may not be available on acceptable terms.

TRANSACTIONS WITH RELATED PARTIES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Key management compensation for the Company consists of remuneration paid to management (which includes the Chief Executive Officer and Chief Financial Officer) for services rendered and compensation for members of the Board of Directors in their capacity as directors of the Company. During the three and nine months ended September 30, 2021, the Company's key management compensation was as follows:

	Three months ended		Nine months ended
	September 30,	August 31,	September 30,	August 31,
	2021	2020	2021	2020
Salaries and fees	$237,566	$112,097	$685,016	$797,678
Share-based payments	1,150,493	317,461	3,007,223	992,065
	$1,388,059	$429,558	$3,692,239	$1,789,743

As at September 30, 2021, the Company had less than $0.1 million (December 31, 2020 - $0.5 million) due to directors and management related to remuneration and expense reimbursements, which have been included in accounts payable and accrued liabilities.  As at September 30, 2021, the Company had $Nil (December 31, 2020 - less than $0.1 million) due from directors and management related to the payment of withholding amounts. As at September 30, 2021, the Company had $Nil (December 31, 2020 - less than $0.1 million) due to Nova Royalty Corp., which is related to the Company by virtue of having two common directors on the respective boards of directors.

Management’s Discussion and Analysis - Page 20

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

PROPOSED TRANSACTIONS

While the Company continues to pursue further transactions, there are no binding transactions of a material nature that have not already been disclosed publicly.

COMMITMENTS

Contractual Commitments

As at September 30, 2021, the Company had the following contractual commitments:

	Less than	1 to	Over
	1 year	3 years	4 years	Total
Trade and other payables	$750,745	$-	$-	$750,745
Loans payable principal and interest payments	492,905	4,217,353	-	4,710,258
Payments related to acquisition of royalties and streams	1,000,000	-	-	1,000,000
Total commitments	$2,243,650	$4,217,353	$-	$6,461,003

Subsequent to September 30, 2021, the Company acquired the Castle Mountain NSR, the Company paid $10.0 million in cash upon closing and the remaining cash payment of $5.0 million is payable within twenty months of October 1, 2021.  The remaining payment bears interest at a rate of 4.0% per annum until fully repaid.

Contingent Commitments

In addition to the contractual commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests.  However, these payments are subject to certain triggers or milestone conditions that had not been met as of September 30, 2021.

As at September 30, 2021, the Company had the following contingent commitments:

  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the CentroGold project of $7.0 million payable in common shares upon receipt of all project licenses, the lifting or extinguishment of the injunction imposed on the CentroGold project with no pending appeals and, if necessary, the completion of any and all community relocations, and $4.0 million in cash upon the achievement of commercial production at the project;
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the NuevaUnión copper-gold project of $0.5 million in cash and $0.5 million in common shares upon achievement of commercial production at the La Fortuna deposit in Chile; and
Management’s Discussion and Analysis - Page 21

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)
  the Company is obligated to make additional potential payments in connection with its acquisition of its royalty on the Hoyle Pond Extension property, the Timmins West Extension property, and the DeSantis Mine property totalling C$5.0 million in cash and common shares upon achievement of various production milestones.

FINANCIAL INSTRUMENTS

Classification

The Company classified its financial instruments as follows:

	As at
	September 30,	December 31,
	2021	2020
Financial assets
Amortized cost:
Cash	$9,978,715	$5,299,904
Royalty, derivative royalty, and stream receivables	789,852	1,547,895
Other receivables	111,879	265,680
Fair value through profit or loss:
Derivative royalty asset	4,369,309	6,432,610
Marketable securities	40,028	43,984
Total financial assets	$15,289,783	$13,590,073

Financial liabilities
Amortized cost:
Trade and other payables	$1,750,745	$1,772,304
Loans payable	3,314,834	3,062,706
Total financial liabilities	$5,065,579	$4,835,010

Fair value

Financial instruments recorded at fair value on the statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
  Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Marketable securities are classified within Level 1 of the fair value hierarchy. Royalty, derivative royalty, and stream receivables that are receivable to the Company without further adjustments are classified as amortized cost. The fair value of the Company's loans payable is approximated by its carrying value as its interest rates are comparable to market interest rates. The derivative royalty asset was valued using inputs that are not observable, including a gold forward price curve, US$/A$ foreign exchange rates based on forward curves, and an estimated discount rate. Therefore, the derivate royalty asset is classified within Level 3 of the fair value hierarchy.

The Company's activities expose it to financial risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are credit risk and liquidity risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

Management’s Discussion and Analysis - Page 22

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include goods and service tax refunds due from the Canadian federal government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 8 in the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2021. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Argentina, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at September 30, 2021, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, Argentinian peso, and Mexican peso would result in an increase/decrease in the Company's pre-tax income or loss of less than $0.1 million.

NON-IFRS FINANCIAL MEASURES

The Company has included, in this document, certain performance measures, including (a) attributable GEOs, (b) average cash cost per attributable GEO, (c) average realized price per attributable GEO, (d) operating cash margin per attributable GEO, which is based on the two preceding measures, and (e) adjusted EBITDA. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Attributable Gold Equivalent Ounces (GEOs)

Attributable GEOs are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period, plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.  Included in the calculation of attributable GEOs is any cash received from the Higginsville PPR royalty, which is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the Company's statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally as the Company receives payment similar to the Company's other royalty interests, the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2021.

Management’s Discussion and Analysis - Page 23

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Attributable GEOs are composed of:

  payable gold ounces attributable to the Company; plus
  an amount calculated by taking the revenue earned by the Company in the period from payable silver ounces attributable to the Company divided by the average London fix price of gold for the relevant period; plus an amount calculated by taking the cash received or accrued by the Company in the period from the derivative royalty asset divided by the average London fix gold price for the relevant period.

The Company presents attributable GEOs as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

Average cash cost per attributable GEO

Average cash cost per attributable GEO is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable GEOs.

The Company presents average cash cost per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis.

The Company's average cash cost per attributable GEO for the three and nine months ended September 30, 2021, and August 31, 2020 was:

	Three months ended		Nine months ended
	September 30,	August 31,	September 30,	August 31,
	2021	2020	2021	2020
Cost of sales, excluding Depletion	$-	$-	$-	$354,759
Cost of sales for NLGM(1)	3,948	11,120	17,450	25,362
Adjust for:
Refining charge	-	-	-	46,613
Total cash cost of sales	3,948	11,120	17,450	426,734
Total attributable GEOs	766	253	2,143	995
Average cash cost per attributable GEO	$5	$44	$8	$429

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

Average realized price per attributable GEO

Average realized price per attributable GEO is calculated by dividing the Company's revenue, excluding any revenue earned from fixed royalty payments, and including cash received or accrued in the period from derivative royalty assets, by the number of attributable GEOs sold.

The Company presents average realized price per attributable GEO as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry that present results on a similar basis.

Management’s Discussion and Analysis - Page 24

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

The Company's average realized per attributable GEO for the three and nine months ended September 30, 2021, and August 31, 2020 was:

	Three months ended		Nine months ended
	September 30,	August 31,	September 30,	August 31,
	2021	2020	2021	2020
Royalty revenue (excluding fixed royalty payments)	$735,058	$346,869	$1,981,248	$416,087
Payments from derivative assets(3)	553,153	-	1,600,705	-
Revenue from NLGM(1)	39,475	111,196	174,499	253,623
Sales from stream interests	-	-	-	937,701
Adjust for:
Refining charge	-	-	-	46,613
Sales from stream and royalty interests	1,327,686	458,065	3,756,452	1,654,024
Total attributable GEOs sold	766	253	2,143	995
Average realized price per attributable GEO	$1,733	$1,811	$1,753	$1,662

Operating cash margin per attributable GEO(2)	$1,728	$1,767	$1,745	$1,233

(1) Adjusted for the Company's proportionate share of NLGM held by Silverback.

(2) Operating cash margin per attributable GEO is calculated by subtracting from the average realized price per attributable GEO, the average cash cost per attributable GEO.

(3) The Higginsville PPR is accounted for as a derivative royalty asset, as such any payments received under this royalty are treated as a reduction in the carrying value of the asset on the statement of financial position and not shown as revenue on the Company's statement of profit and loss.  However, operationally the Company is paid for the ounces sold similar to the Company's other royalty interests, therefore the results have been included here for more accurate comparability and to allow the reader to accurately analyze the operations of the Company. For additional details on the derivative royalty asset see Note 5 in the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2021.

Adjusted EBITDA

Management uses Adjusted EBITDA to evaluate the Company's operating performance, to plan and forecast its operations, and assess leverage levels and liquidity measures. The Company presents Adjusted EBITDA as it believes that certain investors use this information to evaluate the Company's performance in comparison to other streaming companies in the precious metals mining industry who present results on a similar basis. However, Adjusted EBITDA does not represent, and should not be considered an alternative to, net income (loss) or cash flow provided by operating activities as determined under IFRS.

The Company's adjusted EBITDA for the three and nine months ended September 30, 2021, and August 31, 2020 was:

	Three months ended		Nine months ended
	September 30,	August 31,	September 30,	August 31,
	2021	2020	2021	2020
Net loss	$(2,187,472)	$(1,456,740)	$(7,295,177)	$(4,714,977)
Adjusted for:
Interest expense	165,797	201,390	497,578	604,233
Finance charges	44,829	111,032	146,060	159,085
Income tax provision	(74,481)	164,177	33,854	524,398
Depletion and amortization	621,078	213,046	1,502,614	481,449
Foreign exchange loss (gain)	38,844	(16,034)	240,793	(55,289)
Share-based payments (1)	1,565,233	525,758	4,032,006	1,405,367
Adjusted EBITDA	$173,828	$(257,371)	$(842,272)	$(1,595,734)

(1) Includes stock options and restricted share units.

Management’s Discussion and Analysis - Page 25

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformance with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The Company's significant accounting policies and estimates are disclosed in Note 2 of the annual consolidated financial statements for the seven months ended December 31, 2020.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company's Disclosure Controls and Procedures ("DCP") are designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate to allow timely decisions regarding required disclosure.

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company's DCP as defined under the Exchange Act, as at September 30, 2021.  Based upon the results of that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as at September 30, 2021, the Company's disclosure controls and procedures were effective.

Internal Controls Over Financial Reporting

Management of the Company, with participation of the CEO and CFO, is responsible for establishing and maintaining adequate Internal Control over Financial Reporting ("ICFR"). Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The Company's ICFR is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company's ICFR includes:

  maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
  providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
  providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Management’s Discussion and Analysis - Page 26

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

Changes in ICFR

There has been no change in our internal control over financial reporting during the nine months ended September 30, 2021, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations of Controls and Procedures

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

The Company's ability to generate revenues and profits from its natural resource properties is subject to a number of risks and uncertainties.  For a full discussion on the risk factors affecting the Company, please refer to the Company's Annual Information Form dated March 26, 2021, which is available on www.sedar.com.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

Unless otherwise indicated, all of the mineral reserves and mineral resources disclosed in this MD&A have been prepared in accordance with NI 43-101. Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements adopted by the United States Securities and Exchange Commission (the "SEC"). Accordingly, the scientific and technical information contained in this MD&A, including estimates of mineral reserves and mineral resources, may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

QUALIFIED PERSONS

The technical information contained in this MD&A has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a Qualified Person as defined in "National Instrument 43-101 Standards of disclosure for mineral projects".

Management’s Discussion and Analysis - Page 27

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A contains "forward-looking information" and "forward-looking statements" (collectively. "forward-looking statements") within the meaning of applicable securities legislation. The forward-looking statements herein are made as of the date of this MD&A only and the Company does not intend to and does not assume any obligation to update updated forward-looking information, except as required by applicable law. For this reason and the reasons set forth below, investors should not place undue reliance on forward looking statements.

All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Generally forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements in this MD&A include, but are not limited to, statements regarding:

  future events or future performance of Metalla;
  the completion of the Company's royalty purchase transactions;
  the Company's plans and objectives;
  the Company's future financial and operational performance;
  expectations regarding steam and royalty interests owned by the Company;
  the satisfaction of future payment obligations, contractual commitments and contingent commitments by Metalla;
  the future achievement of any milestones in respect of the payment or satisfaction of contingent consideration by Metalla;
  the future sales of common shares under the 2021 ATM Program and the value of the gross proceeds to be raised thereunder;
  the future availability of funds, including drawdowns pursuant to the Amended Loan Facility and sales from the 2021 ATM Program;
  the effective interest rate of drawdowns under the Amended Loan Facility and the life expectancy thereof;
  the future conversion of funds drawn down by Metalla under the Amended Loan Facility;
  the completion by property owners of announced drilling programs and other planned activities in relation to properties on which the Company and its subsidiaries hold a royalty or streaming interest and the expected timing thereof;
  future disclosure by property owners and the expected timing thereof;
  the completion by property owners of announced capital expenditure programs;
  the mineral reserve estimates relating to the properties on which Metalla holds a royalty or streaming interest and all updates thereto;
  the potential restart of the Endeavor mine;
  the estimated production at Wharf, Higginsville, Beta Hunt and NLGM;
  the plan to incorporate the drilling results at Wharf into Coeur's year-end 2021 resource model;
  the new mine plan at NLGM and the expected average annual production thereunder;
  the achievement of production at the Côté Gold Project and the anticipated timing thereof;
  the resuming of drilling at Del Carmen in the first quarter of 2022;
  the 15-year mine plan at Wasamac and the realization of mineral reserves thereunder;
  the plan to continue additional drilling and metallurgical testing and to advance the oxide heap-leach project concept at Santa Gertrudis;
  the completion of road construction at El Realito and the expected timing thereof;
  the future restart operations at the Beaufor Mine and the expected timing thereof;
  the progression of the court injunction removal at the CentroGold property;
  the update of the pre-feasibility study on the CentroGold property and the anticipated timing thereof; the completion of an updated mineral reserve, resource estimate and updated preliminary economic assessment at Santa Gertrudis and the expected timing thereof;
  the completion of the feasibility study at Fifteen Mile Stream and the expected timing thereof;
Management’s Discussion and Analysis - Page 28

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)
  the completion of an updated feasibility study and a positive construction decision Tocantinzinho and the anticipated timing thereof;
  the plan to revisit the Akasaba West project with the intention to integrate it into the Goldex production profile;
  the plan to undertake a formal submission of the amendment to the Castle Mountain mine plan and the expected timing thereof;
  the projected reserve life and per year production profile of Tocantinzinho;
  the completion of project optimization and detailed engineering at Tocantinzinho and the anticipated timing thereof;
  the future production of a mineral resource at Aureus East and the anticipated timing thereof;
  the plan to expand the footprint of oxidized gold mineralisation at Green Springs;
  the amount and timing of the attributable GEOs expected by the Company in 2021;
  the availability of cash flows from the Wharf, Higginsville, Joaquin, COSE and NLGM royalties and streams;
  royalty payments to be paid to Metalla by property owners or operators of mining projects pursuant to each royalty interest;
  the future outlook of Metalla and the mineral reserves and resource estimates for the properties with respect to which the Metalla has or proposes to acquire an interest;
  future gold and silver prices;
  the impact of COVID-19 on the planned operations and programs on the properties in which Metalla holds, or may acquire, a royalty;
  other potential developments relating to, or achievements by, the counterparties for the Company's stream and royalty agreements, and with respect to the mines and other properties in which the Company has, or may acquire, a stream or royalty interest;
  estimates of future production including mineral resource and mineral reserve estimates;
  costs and other financial or economic measures;
  prospective transactions;
  growth and achievements;
  financing and adequacy of capital;
  future payment of dividends;
  future sales of Offered Shares under the 2021 ATM Program, or other public and/or private placements of equity, debt or hybrids thereof; and
  the Company's ability to fund its current operational requirements and capital projects.

Such forward-looking statements reflect management's current beliefs and are based on information currently available to management.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statements, including, without limitation:

  risks related to epidemics, pandemics or other public health crises, including COVID-19 global health pandemic, and the spread of other viruses or pathogens, and the potential impact thereof on Metalla's business, operations and financial condition;
  risks related to commodity price fluctuations;
  the absence of control over mining operations from which Metalla will purchase precious metals pursuant to gold streams, silver streams and other agreements or from which it will receive royalty payments pursuant to net smelter returns, gross overriding royalties, gross value royalties and other royalty agreements or interests and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined;
  risks related to exchange rate fluctuations;
  that payments in respect of streams and royalties may be delayed or may never be made;
  risks related to Metalla's reliance on public disclosure and other information regarding the mines or projects underlying its streams and royalties;
Management’s Discussion and Analysis - Page 29

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)
  that some royalties or streams may be subject to confidentiality arrangements that limit or prohibit disclosure regarding those royalties and streams;
  business opportunities that become available to, or are pursued by, Metalla;
  that Metalla's cash flow is dependent on the activities of others;
  that Metalla has had negative cash flow from operating activities;
  risks related to the Santa Gertrudis property;
  that some royalty and stream interests are subject to rights of other interest-holders;
  risks related to global financial conditions;
  that Metalla is dependent on its key personnel;
  risks related to Metalla's financial controls;
  dividend policy and future payment of dividends;
  competition;
  risks related to the operators of the properties in which Metalla holds, or may acquire, a royalty or stream or other interest, including changes in the ownership and control of such operators;
  that Metalla's royalties and streams may have unknown defects;
  that Metalla's royalties and streams may be unenforceable;
  that Metalla may not be able to obtain adequate financing in the future;
  litigation;
  risks related to Metalla's current credit facility and financing agreements;
  title, permit or license disputes related to interests on any of the properties in which Metalla holds, or may acquire, a royalty, stream or other interest;
  interpretation by government entities of tax laws or the implementation of new tax laws;
  credit and liquidity risk;
  risks related to Metalla's information systems and cyber security;
  risks posed by activist shareholders;
  that Metalla may suffer reputational damage in the ordinary course of business;
  risks related to acquiring, investing in or developing resource projects;
  risks applicable to owners and operators of properties in which Metalla holds an interest;
  exploration, development and operating risks;
  risks related to climate change; environmental risks;
  that exploration and development activities related to mine operations are subject to extensive laws and regulations; that the operation of a mine or project is subject to the receipt and maintenance of permits from governmental authorities;
  risks associated with the acquisition and maintenance of mining infrastructure;
  that Metalla's success is dependent on the efforts of operators' employees;
  risks related to mineral resource and mineral reserve estimates;
  that mining depletion may not be replaced by the discovery of new mineral reserves; that operators' mining operations are subject to risks that may not be able to be insured against;
  risks related to land title; risks related to international operations;
  risks related to operating in countries with developing economies; risks associated with the construction, development and expansion of mines and mining projects;
  risks associated with operating in areas that are presently, or were formerly, inhabited or used by indigenous peoples;
  that Metalla is required, in certain jurisdictions, to allow individuals from that jurisdiction to hold nominal interests in Metalla's subsidiaries in that jurisdiction;
  the volatility of the stock market; that existing securityholders may be diluted;
  risks related to Metalla's public disclosure obligations;
  risks associated with future sales or issuances of debt or equity securities;
  risks associated with Metalla's ATM Program;
  risks associated with the Amended Loan Facility;
  that there can be no assurance that an active trading market for Metalla's securities will be sustained;
Management’s Discussion and Analysis - Page 30

METALLA ROYALTY & STREAMING LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 (Expressed in United States dollars, unless otherwise indicated)
  risks related to the enforcement of civil judgments against Metalla;
  risks relating to Metalla potentially being a passive "foreign investment company" within the meaning of U.S. federal tax laws; and
  other factors identified and as described in more detail under the heading "Risk Factors" contained in this MD&A, and in the Company's Annual Information Form and Form 40-F Annual Report filed with regulators in Canada at www.sedar.com and the SEC at www.sec.gov.

The forward-looking statements contained in this MD&A are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production-base interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; no adverse development in respect of any significant property in which the Company holds a royalty, stream, or other production-base interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues;  integration of acquired assets; actual results of mining and current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of precious metals; stock market volatility; competition; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

This MD&A contains future-orientated information and financial outlook information (collectively, "FOFI") about the Company's revenues from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company's anticipated business operations. Metalla disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Management’s Discussion and Analysis - Page 31